Exhibit No. 99.1
Fairmont Hotels & Resorts announces date
for 2006 annual and special meeting of shareholders

TORONTO, November 18, 2005 - Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced today that it will hold its Annual and Special Meeting of Shareholders (the “meeting”) on May 2, 2006, at The Fairmont Royal York in Toronto. The record date for the determination of Shareholders entitled to receive notice of the meeting is March 13, 2006.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Denise Achonu
Executive Director Investor Relations
416.874.2485
denise.achonu@fairmont.com
www.fairmontinvestor.com